UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)*

Columbia Laboratories, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

197779101

(CUSIP Number)

David M. Knott

Chief Executive Officer

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

 (516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 31, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 197779101

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,790,213 shares of Common Stock

	8	Shared Voting Power 317,590 shares of Common Stock

	9	Sole Dispositive Power 5,986,710 shares of Common Stock

	10	Shared Dispositive Power 121,093 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,107,803 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.9%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 197779101

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group. (See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 5,695,483 shares of Common Stock

	8	Shared Voting Power 316,990 shares of Common Stock

	9	Sole Dispositive Power 5,891,980 shares of Common Stock

	10	Shared Dispositive Power 120,493 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,012,473 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 8.8%

14	Type of Reporting Person (See Instructions) CO

Capitalized terms used herein without definition have the meanings ascribed to them in the Schedule 13D filed on July 16, 1998 (the “Schedule 13D”).

Item 1.	Security and Issuer.

Item 2.	Identity and Background.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 4.	Purpose of Transaction.

Item 5.	Interest in Securities of the Issuer.

This Item is being amended solely as follows:

(a)-(b)  David M. Knott and Dorset Management Corporation: See Rows 5 through 9 and 11 on pages 2-3.

The 6,012,473 shares of Common Stock reported as beneficially owned by DMC in Row 9 on page 3 are comprised of (i) 3,203,090 shares of Common Stock, (ii) 2,152,381 shares of Common Stock issuable upon the conversion of convertible subordinated promissory notes and the conversion of shares of Series E Convertible Preferred Stock of the issuer and (iii) 657,002 shares of Common Stock issuable upon the exercise of warrants or options to purchase Common Stock of the issuer. The 6,107,803 shares of Common Stock reported as beneficially owned by David M. Knott in Row 9 on page 2 are comprised of the same securities described above, plus 95,330 shares of Common Stock.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 7.	Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 18, 2010
Date

/s/David M. Knott
David M. Knott

DORSET MANAGEMENT CORPORATION

By:	/s/David M. Knott
David M. Knott, President